UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 25, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PNM Resources, Inc.
File No. 1-32462 - CF #21667

Public Service Company of New Mexico
File No. 1-6986 - CF #21667

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PNM Resources, Inc. and Public Service Company of New Mexico submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on February 29, 2008.

Based on representations by PNM Resources, Inc. and Public Service Company of New Mexico that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.95   through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Eloise Bavaria
Special Counsel